

Mail Stop 3030

June 3, 2009

Via Facsimile and U.S. Mail

Mr. John E. Salamon
Chief Executive Officer
Salamon Group, Inc.
4080 Paradise Road #15-901
Las Vegas, Nevada 89169

> **Re: Salamon Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **File No. 000-50530**

Dear Mr. Salamon:

　　We have reviewed your filings and your response letter dated May 22, 2009 and we have the following additional comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis, page 13

1.   Please refer to prior comment 1. As previously requested, please revise this section in future filings to provide an analysis of your results of operations. Discuss the nature of your general and administrative, interest and research and development expenses and why these expenses have changed from fiscal 2007 to fiscal 2008. Refer to the guidance in Item 303(A)(3) of Regulation S-K. Please note that this comment also applies to Item 2. of your March 31, 2009 Form 10-Q.

2.   We note your response to prior comment 2. Specifically, we note your disclosure that you are actively seeking to purchase real estate and an operating casino in Las Vegas, Nevada. However, we do not see any mention of this plan in your plan of operation or elsewhere in the filing. As this appears to be a significant change in management's plans relating to the business, please revise the filing as appropriate to provide clear and concise disclosure of management's current plans. Disclosure should be balanced and provide investors with a clear understanding of any specific risks relating to management's plans.

Item 9A(T). Controls and Procedures, page 15

Management's Report on Internal Control Over Financial Reporting, page 15

3.   We note your responses to prior comments 2-5. Please amend your Form 10-K to include the disclosures included within your response related to management's assessment of internal control over financial reporting as of December 31, 2008.

Exhibit 99.1

Report of Independent Registered Public Accounting Firm, page 1

4.   Please refer to prior comment 6. Your response does not appear to address our comment related to KMJ Corbin & Company's reliance on other auditors. As previously requested, please amend your Form 10-K to include the report of the other auditor referenced in KMJ Corbin & Company's audit report or explain why you have not provided this report. Refer to Rule 2-05 of Regulation S-X.

Exhibit 31.1

5.   Please refer to prior comment 6. Please file an amendment to your Form 10-K that includes the entire filing together with the certifications of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

March 31, 2009 Form 10-Q

Exhibit 31.1

6.   We note that the certification filed as Exhibit 31.1 excludes the language of paragraph 4(b) required by Item 601(b)(31) of Regulation S-K. We further note that you have made other modifications to the certifications such as replacing the word "registrant" with "small business issuer" and excluding "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(c). Accordingly, please file an amendment to your March 31, 2009 Form 10-Q that includes the entire filing together with the certifications of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

Representations

7.   Please provide the three acknowledgements included at the end of our May 11, 2009 comment letter. For your reference, we have repeated the acknowledgements below. Please note that the acknowledgements must be provided by an authorized officer of the Company.

        As appropriate, please amend the appropriate filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief